UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL RETIREMENT
INCOME SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Retirement Income Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 27, 2008

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS
Receivables:
Participant contributions	$11,591	$6,593
Employer contributions	42,939	73,057

Total receivables	54,530	79,650

Investments at fair value:
Mutual funds	6,107,805	6,629,465
Master trust	4,981,835	4,973,664
Common / collective trusts	3,208,711	3,250,149
Kennametal Inc. common stock	2,958,924	2,567,996
Participant loans	207,449	203,543

Total investments	17,464,724	17,624,817

Total assets	17,519,254	17,704,467

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(43,968)	49,745

NET ASSETS AVAILABLE FOR BENEFITS	$17,475,286	$17,754,212

The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$182,550
Employer contributions	140,963
Dividends and interest	748,902
Net appreciation in fair value of investments	805,931

Total additions	1,878,346

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,156,439
Loan distributions	437
Administrative fees	396

Total deductions	2,157,272

NET DECREASE	(278,926)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,754,212

End of year	$17,475,286

The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
NOTE 1 — DESCRIPTION OF PLAN
The following general description of the Kennametal Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.
The Plan is a defined contribution plan, established to encourage investment and savings for eligible employees of Kennametal Inc. (the Company), and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as the Plan sponsor.
ADMINISTRATION OF THE PLAN — The management of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company functions as the trustee, and Fidelity Investments Institutional Operations Company functions as the recordkeeper.
ELIGIBILITY — Employees may become participants in the Plan on the first day of the first payroll period subsequent to completing six (6) months of service. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.
VESTING — All participant and employer contributions vest immediately.
PARTICIPANT ACCOUNTS — A separate account is maintained for each participant in the Plan, reflecting investments, contributions, investment gains and losses, distributions, loans, withdrawals and transfers.
CONTRIBUTIONS — The Company is required to contribute quarterly, a base amount of 2% of each eligible employee’s wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from 1% to 20% of their pre-tax wages through payroll deductions. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make Catch-Up contributions. Newly hired non-union employees are automatically enrolled at 2%. Employee contributions up to 4% are matched at 50%. The maximum employer matching contribution is 2%.
The participants can elect to have their contributions invested in the different investment funds available under the Plan. Currently, the Plan offers 9 mutual funds, 8 common/collective trusts, Kennametal Common Stock, and a Master Trust. Employer mandatory and matching contributions are made quarterly. In 2006, these contributions were solely in Kennametal Inc. common stock. However, on April 2, 2007, employer contributions began to be invested in the same investment fund elections that employee has elected for their pre-tax contributions.

On October 23, 2007, the Board of Directors of Kennametal Inc. approved a two-for-one capital stock split in the form of a capital stock dividend, which was distributed after the close of trading on December 18, 2007 to all shareowners of record as of the close of business on December 4, 2007. All Kennametal Inc. share amounts in these financial statements retroactively reflect the effect of this capital stock split.
The Company may also make a discretionary contribution to non-union employees from 0% to 3% of the participant’s eligible compensation if the Company exceeds its performance objectives for the fiscal year. During 2007, there were no non-union employees in this Plan. The discretionary contribution is invested in the same investment fund elections that the employee has elected for their pre-tax contributions.
DISTRIBUTIONS — Distributions to participants due to disability, retirement or death are payable in either a lump sum or in periodic payments for a period not to exceed ten (10) years. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the plan document.
In addition, while still employed, participants may withdraw pre-tax employee and Company contributions if over age 59.5, at any time. Pre-tax employee and Company contributions if under age 59.5 may be withdrawn only for specific hardship reasons.
PARTICIPANT LOANS — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the IRC. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence and are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Interest rates on participant loans ranged from 5.0% to 9.5% at December 31, 2007 and 2006, respectively. Participant loans outstanding at December 31, 2007 have maturity dates ranging from 2008 to 2023.
INVESTMENTS — Participants direct their contributions and all Company contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING — The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this FASB Staff Position, the statement of net assets available for benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statement of net assets available for benefits is prepared on a contract value basis.
RECENT ACCOUNTING PRONOUNCEMENTS — In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (SFAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157 was effective for the Plan January 1, 2008. SFAS 157 was amended by FASB Staff position No. 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Addresses Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP SFAS 157-1) and FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157” (FSP SFAS 157-2). FSP SFAS 157-2 delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 (January 1, 2009 for the Plan). The Plan’s management is assessing the impact of adoption of SFAS 157 and does not believe that the adoption will have a material impact on the Plan’s financial statements.
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The fair value option established by SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 was effective for the Plan January 1, 2008. The Plan’s management is assessing the impact of adoption of SFAS 159 and does not believe that the adoption will have a material impact on the Plan’s financial statements.
USE OF ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
INVESTMENTS — Investment transactions are recorded on a trade date basis. INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 4) are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at fair value under investments with a corresponding reduction to contract value for purposes of reporting net assets available for investments in accordance with the provisions of AICPA Statement of Position (SOP) 94-4-1, “Reporting of Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. Investments in common stock are valued at their quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.
PAYMENT OF BENEFITS — Benefit payments are recorded as distributed.

INVESTMENT INCOME — Interest and dividend income are recorded in the period earned.
NET APPRECIATION — Net appreciation in fair value of investments is composed of unrealized gains and losses, which represent the change in market value compared to the cost of investments in each year, and realized gains or losses on security transactions, which represent the difference between proceeds received and average cost. Net appreciation (depreciation) in fair value of investments for the year ended December 31, 2007 was as follows:

2007

Kennametal Inc. Common Stock Fund	$759,604
Common/Collective Trusts	72,953
Mutual Funds	(26,626)

Total	$805,931

PLAN EXPENSES — Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the year ended December 31, 2007, the Company paid all administrative expenses related to the operation of the Plan. Investment management fees were paid by the Plan.
NOTE 3 — INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The fair values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31 were as follows:

	2007	2006

Stable Value Fund	$4,981,835	$4,973,664
Kennametal Inc. Common Stock Fund	2,958,924	2,567,996
Fidelity Freedom 2015 Fund	2,144,210	2,218,915
MSIFT MidCap Growth Portfolio	1,638,327	1,792,612
Vanguard Institutional Index Fund	1,550,508	1,582,828
H&W LargeCap Value Fund	1,389,726	1,732,088
NOTE 4 — MASTER TRUST
A portion of the Plan’s investments are held in a Master Trust, which was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held in a stable value fund by INVESCO. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts).
The Master Trust’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

To accomplish the objectives above, the Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts (GICS). In wrapper contracts, the investments are owned and held by the Master Trust for Plan participants. The Trust purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for the underlying investments. The issuer of the wrapper contract provides assurance that the adjustment to the interest-crediting rate will not result in a future interest-crediting rate that is less than zero. An interest-crediting rate less than zero would result in a loss of principal or accrued interest.
The key factors that influence future interest-crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant activity within the wrapper contract, the investment returns and the duration of the underlying investments. Most wrapper contracts use a formula based on the characteristics of the underlying fixed-income portfolio to determine a crediting rate. Over time, the crediting rate formula amortizes the Master Trust’s realized and unrealized market value gains and losses over the duration of the investments. The wrapper contracts’ interest-crediting rates are typically reset on a monthly or quarterly basis.
The average yield earned by the Plan based on actual earnings was 5.33% and 5.15% at December 31, 2007 and 2006, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 4.89% and 5.15% for the years ended December 31, 2007 and 2006, respectively.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a closed wrapper contract. These events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Investments held by the Master Trust at December 31, 2007:

			Adjustments
		Investments at	to Contract	Investments at
Security	Issuer Rating	Fair Value	Value	Contract Value

Wrapped Portfolios
Common Collective Trusts:
NATIXIS IGT INVESCO Short-term Bond Fund	AA/Aa2	$23,036,455	$(311,062)	$22,725,393
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	21,610,964	(344,702)	21,266,262
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	21,461,291	(305,104)	21,156,187
UBS AG IGT INVESCO Multi-Mgr A or Better Core Fund	AA+/Aa2	18,224,633	235,312	18,459,945
State Street IGT INVESCO Short-term Bond Fund	AA/Aa1	15,911,158	(114,214)	15,796,944
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA/Aaa	16,925,158	(259,420)	16,665,738
Short-Term Investments
Fidelity Money Market	N/A	2,930,521	—	2,930,521

Total		$120,100,180	$(1,099,190)	$119,000,990

At December 31, 2007, the Plan’s interest in the Master Trust was 4.2 percent. Total investment income for the Master Trust was $5,605,555 for the year ended December 31, 2007.

Investments held by the Master Trust at December 31, 2006:

			Adjustments
		Investments at	to Contract	Investments at
Security	Issuer Rating	Fair Value	Value	Contract Value

Wrapped Portfolios
Common Collective Trusts:
IXIS IGT AAA Asset-Backed Securities Fund	AAA/Aaa	$23,915,421	$(7,328)	$23,908,093
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	20,012,084	227,212	20,239,296
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	19,380,428	281,667	19,662,095
UBS AG IGT INVESCO Multi-Mgr A or Better Core Fund	AA+/Aa2	16,596,979	459,451	17,056,430
State Street IGT INVESCO Short-term Bond Fund	AA/Aa2	14,746,482	183,310	14,929,792
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA/Aa2	14,715,069	(13,754)	14,701,315
Short-Term Investments
Fidelity Money Market	N/A	2,601,466	—	2,601,466

Total		$111,967,929	$1,130,558	$113,098,487

At December 31, 2006, the Plan’s interest in the Master Trust was 4.4 percent.
NOTE 5 — TAX STATUS
The Plan obtained its latest determination letter on March 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA and according to the terms of the collective bargaining agreement.
NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8 — RELATED PARTY TRANSACTIONS
Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is stock of Kennametal Inc., the Plan sponsor. The Plan held 78,131 and 87,252 shares of Kennametal Inc. common stock, or $2,958,924 and $2,567,996 at December 31, 2007 and 2006, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions. See Note 1 for disclosure of Kennametal Inc.’s recent capital stock split.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
PLAN NUMBER: 015
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Issuer	(c) Description	(d) Cost	(e) Fair Value

		Mutual Funds
	Morgan Stanley	MSIFT MidCap Growth Portfolio	N/A	$1,638,327
	Vanguard	Vanguard Institutional Index Fund	N/A	1,550,508
	Hotchkis & Wiley	H&W LargeCap Value Fund	N/A	1,389,726
	American Funds	American Funds EuroPacific Growth Fund	N/A	491,251
	Lord Abbett	Lord Abbett SmallCap Value Fund	N/A	430,672
*	Fidelity	Fidelity Capital Appreciation Fund	N/A	186,837
	Vanguard	Vanguard Total Bond Market Index Signal	N/A	155,528
	Hotchkis & Wiley	H&W MidCap Value Fund	N/A	147,582
	Morgan Stanley	MSIF Small Company Growth Portfolio	N/A	117,374

		Total Mutual Funds		6,107,805

		Master Trust
	Invesco	Stable Value Fund	N/A	4,981,835

		Common / Collective Trusts
*	Fidelity	Fidelity Freedom 2015 Fund	N/A	2,144,210
*	Fidelity	Fidelity Freedom 2020 Fund	N/A	427,647
*	Fidelity	Fidelity Freedom 2030 Fund	N/A	229,965
*	Fidelity	Fidelity Freedom 2025 Fund	N/A	200,253
*	Fidelity	Fidelity Freedom Income Fund	N/A	98,756
*	Fidelity	Fidelity Freedom 2010 Fund	N/A	60,385
*	Fidelity	Fidelity Freedom 2040 Fund	N/A	35,877
*	Fidelity	Fidelity Freedom 2035 Fund	N/A	11,618

		Total Common / Collective Trusts		3,208,711

		Kennametal Inc. Common Stock
*	Kennametal	Kennametal Inc. Common Stock Fund	N/A	2,958,924

		Loans to Participants
	Participant Loans	Maturities from 2008 to 2023, interest rates from 5.0% to 9.5%	N/A	207,449

		Total Investments		$17,464,724

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the interim plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
Date: June 27, 2008	By:	/s/ Sandra J. Thiry
Sandra J. Thiry
Interim Plan Administrator